Vht SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For November 1, 2003 to November 30, 2003

               NICE-SYSTEMS LTD.

(Translation of Registrant's Name into English)

         8 Hapnina Street, P.O. Box 690, Ra'anana, Israel

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F    X       Form 40-F  ___

Indicate by check mark, whether the registrant by fur-nishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ____  No    X

If "Yes" is marked, indicate below the file number as-signed to the registrant in connection with Rule 12g3-2(b):  82- _N/A__

Page 1 of ____ Pages

Exhibit Index on Page 4

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THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO NICE-SYSTEMS LTD.`S ("NICE") REGISTRATION STATEMENTS ON FORM F-3 (REGISTRATION STATEMENT NOS. 333-12350 AND 333-12996) AND NICE`S REGISTRATION STATEMENTS ON FORM S-8 (REGISTRATION STATEMENT NOS. 333-6784, 333-8146, 333-9350, 333-11842, 333-7414, 333-9352, 333-11154 AND 333-13686), AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS SUBMITTED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

CONTENTS

This Report on Form 6-K of NICE consists of the following documents, which are attached hereto and incorporated by reference herein:

  Press Release: Grupo Santander, Spain`s Largest Bank, Selects NICE for Regional Contact-Center Recording Solution in Latin America. Dated November 4, 2003.
  Press Release: European Space Agency (ESA) Selects NiceVision® Smart Video Management Solution to Secure its Pan-European Sites. Dated November 11, 2003.
  Press Release: NICE Systems Presents Vision for Digital Video Solutions at Industry Event. Dated November 13, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NICE-SYSTEMS LTD.

By:  /s/  Daphna Kedmi

Name:  Daphna Kedmi

Title: Corporate Vice President

General Counsel

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Dated:  _____________

Grupo Santander, Spain`s Largest Bank, Selects NICE for Regional Contact-Center Recording Solution in Latin America

Ra`anana, Israel, November 4, 2003 - NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia recording solutions, applications and related professional services for business interaction management, today announced that Grupo Santander (STD: NYSE), the largest financial institution in Spain and in Latin America, with over 100,000 employees worldwide, has selected NICE Systems amongst a wide group of vendors for a multi-phase regional implementation of Total Recording and Quality Monitoring solutions in its contact centers across Latin America. The initial rollout will be in Brazil and Mexico.

Santander will implement NiceLog® for Total Recording and NiceUniverse® for Quality Assurance.  Specifically, it will use the NICE solution for compliance recording and to identify areas where its agents may need additional training to ensure optimum customer service.

"We have selected NICE, after a deep evaluation of many different alternatives", indicated Mr. Jose María Yubero, Director of Operations and Technology for Latin America in Grupo Santander.

"We are thrilled to be chosen by one of the most respected financial institutions in the world," said Dr. Shlomo Shamir, president and CEO of NICE Systems, Inc.  "Grupo Santander joins the majority of the financial services market currently recording on NICE equipment."

About Grupo Santander

Grupo Santander is the largest financial institution in Spain and in Latin America and the second bank in the euro zone by market capitalization. Grupo Santander manages  Euro442,7 billion in funds and is present in 40 countries with more than 35 million customers and over 9.000 offices. In Latin America, Grupo Santander has a leading position managing over Euro100 billion and an extensive presence throughout ten countries, with 4.000 offices, 11.700 ATM`s and more than 56.000 employees

About NICE

NICE Systems (NASDAQ: NICE) headquartered in Ra`anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE`s synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage. NICE`s subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong.  The company operates in more than 100 countries through a network of partners and distributors. (NICE website: www.nice.com)

NICE`s worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, MicroAge Teleservices, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

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Trademark Note:  3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

* In Australia only

Media
Kevin Levi	NICE Systems kevin.levi@nice.com	201-964-2682
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3899 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

###

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European Space Agency (ESA) Selects NiceVision® Smart Video Management Solution to Secure its Pan-European Sites

- NICE Systems to be sole provider of smart digital video recording and content analysis to ESA

- Deal valued at over $1 million

Ra'anana, Israel, November 11, 2003:  NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, announced today that the prestigious European Space Agency (ESA) has chosen the NiceVision® Pro smart video management solution over other high-end systems to protect its sites` perimeters and highly secured areas, in a deal valued at over $1 million. The system will monitor, record and analyze data from several hundred cameras installed throughout ESA`s headquarters in France and other sites in Italy, Germany and the Netherlands.

Key factors in ESA`s decision were: NiceVision`s advanced content analysis applications; lowest total cost of ownership (TCO), superior video quality, storage architecture, and seamless integration with access control systems.

NiceVision`s content analysis applications will be used to protect ESA from intrusion by analyzing video in real-time, detecting intruder threats and automatically alerting security officers to unauthorized entry.  It will also be used in high protection areas to count people and to verify authorized vehicles.  NiceVision`s high channel capacity and sophisticated video compression will enable ESA to significantly save on space, energy, infrastructure and maintenance.

Dr Philippe Schallier, site security and risk management coordinator for ESA, said, "Over the last two years, the European Space Agency has taken active steps to ensure that stringent security is in place across all its sites. As part of this process, we decided to enhance our video security operation, which is critical for protecting our satellites and research and development facilities.  After a lengthy review process of the market`s offerings by internal experts and external consultants, we decided that NICE`s solution best meets our needs. NiceVision offers highly advanced, real-time, video recording with industrial-grade content analytics which we can rely on, and, at the same time, saves us between 25 to 30 per cent in total cost of ownership, compared to other systems we considered."

Doron Eidelman, corporate executive VP and president of NiceVision, said, "We are very pleased to have won this flagship European contract which demonstrates the market`s enthusiasm for our content analysis applications. We believe that ESA`s choice clearly shows that NiceVision provides the most powerful and cost-effective digital video security solution."

About ESA
The European Space Agency is Europe`s gateway to space. Its mission is to shape the development of Europe`s space capability and ensure that investment in space continues to deliver benefits to the people of Europe. ESA has 15 Member States. By coordinating the financial and intellectual resources of its members, it can undertake programs and activities far beyond the scope of any single European country. ESA`s job is to draw up the European space plan and carry it through. The Agency`s projects are designed to find out more about the Earth, its immediate space environment, the solar system and the Universe, as well as to develop satellite-based technologies and promote European industries. ESA also works closely with space organizations outside Europe to share the benefits of space with the whole of mankind.

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

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NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, MicroAge Teleservices, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro, NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.

*Only in Australia

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the company's products, inability to timely develop and introduce new technologies, products and applications, loss of market share, pressure on pricing resulting from competition, inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the company to differ materially from those described therein. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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NICE Systems Presents Vision for Digital Video Solutions at Industry Event

Doron Eidelman in panel discussion at the Securing New Ground 2003 Conference in New York

Ra'anana, Israel, November 13, 2003:  NICE Systems (NASDAQ: NICE), a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management, today announced that Doron Eidelman, corporate executive VP heading the company's digital video security business, is a featured panelist for the "Digital Video, Coming of Age" discussion at Securing New Ground 2003.  This conference takes place in New York this week, attended by the leaders of the security industry's most prominent companies, providers of emerging technologies and investors.

With technological expertise and innovation, NICE has overcome the roadblocks that have stood in the way of wide acceptance of digital video security.  Initial concerns over excessive storage space requirements were addressed by improvements in DVR compression.  Advances in content analysis have reduced the reliance on inevitably-fallible human operators, and platform integration has reduced the total cost of ownership.

NICE has this year deployed its first intrusion detection and object tracking applications for homeland security customers. These, and other recent practical proven examples, show how the obstacles to acceptance can and have been removed to enable customers to unleash the potential of digital video to increase overall security, while decreasing the size of the system footprint.

"The future success of this industry rides on going beyond security to create a firm link between security and business, making video an enterprise-wide resource. There are visionaries who are already doing so," says Doron Eidelman.  "One of the largest airports in the United States, for example, is now drawing revenues from its digital video security system by commercially offering remote monitoring of its facilities to its airline customers. Such creative use of our digital video solutions shows how the link between security and business can be made successfully."

Securing New Ground 2003 takes place at the Roosevelt Hotel, Madison Ave, New York, November 12-13, 2003. For more details, visit http://www.securingnewground.com/

About NICE
NICE Systems (NASDAQ: NICE) headquartered in Ra'anana, Israel, is a worldwide leader of multimedia digital recording solutions, applications and related professional services for business interaction management. NICE products and solutions are used in contact centers, trading floors, air traffic control (ATC) sites, CCTV (closed circuit television) security installations and government markets. NICE's synergistic technology platform enables customers to capture, evaluate and analyze business interactions in order to improve business processes and gain competitive advantage.

NICE's subsidiaries and local offices are based in the United States, Germany, United Kingdom, France and Hong Kong. The company operates in more than 100 countries through a network of partners and distributors.

NICE's worldwide clients include: ABN Amro, Bank of England, Boston Communications, Compaq Computer Corporation, Deutsche Bank, Dresdner Bank, Emeraude Group, US Federal Aviation Administration, Hong Kong Airport, Japan Ministry of Transport, Los Angeles Police Department, New York Police Department, NAV Canada, Nokia, SNT Group, Software Spectrum and Sydney Airport.

Trademark Note: 3600 View, Agent@home, Big Picture Technology, Executive Connect, Executive Insight*, Experience Your Customer, Investigator, Lasting Loyalty, Listen Learn Lead, MEGACORDER, Mirra, My Universe, NICE, NiceAdvantage, NICE Analyzer, NiceCall, NiceCLS, NiceCMS, NICE Feedback, NiceFix, NiceGuard, NICE Learning, NICE Link, NiceLog, ScreenSense, NiceScreen, NiceSoft, NICE Storage Center, NiceTrack, NiceUniverse, NiceUniverse LIVE, NiceVision, NiceVision Harmony, NiceVision Mobile, NiceVision Pro,

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NiceVision Virtual, NiceWatch, Renaissance, Secure Your Vision, Tienna, Wordnet and other product names and services mentioned herein are trademarks and registered trademarks of NICE Systems Ltd. All other registered and unregistered trademarks are the property of their respective owners.
*Only in Australia

Media
Sherry Satterwhite	NICE Systems sherry.satterwhite@nice.com	201-964-2729
Will Hart	NICE Systems William.Hart@nice.com	972-9-775-3944
Investors
Rachela Kassif	NICE Systems investor.relations@nice.com	972-9-775-3648 877-685-6552
Claudia Gatlin	CMG International Claudia@cmginternational.us	973-316-9409

This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such statements are based on the current expectations of the management of NICE Systems Ltd. (the Company) only, and are subject to a number of risk factors and uncertainties, including but not limited to changes in technology and market requirements, decline in demand for the Company's products, inability to timely develop and introduce new technologies, products and applications, difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel, loss of market share, pressure on pricing resulting from competition, and inability to maintain certain marketing and distribution arrangements, which could cause the actual results or performance of the Company to differ materially from those described therein. We undertake no obligation to update these forward-looking statements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission.

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